Founder Group Limited

June 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Knapp
Jennifer Monic
Ronald (Ron) E. Alper
David Link

Re:	Founder Group Limited Amendment No.1 to Draft Registration Statement on Form F-1 Submitted April 17, 2024 CIK No. 0001989930

Ladies and Gentlemen:

Founder Group Limited (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 17, 2024, regarding its Amendment No.1 to Draft Registration Statement on Form F-1 submitted on April 17, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No.2 to Draft Registration Statement on Form F-1 (the “Amendment No.2”) is being confidentially submitted to accompany this response letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

General

1. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosure throughout Amendment No.2 to update our financial information for fiscal year 2023.

2. We note your response to comment 1. Please revise to disclose the individuals who have voting and dispositive control over Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. on the cover, on page 36 and in the principal shareholder table on page 84.

Response: In response to the Staff’s comment, we respectively advise the Staff that our Malaysian counsel Ilham Lee has advised us that, based on the shareholding structure, there are no single individuals who have voting and dispositive control over Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. Therefore, each of Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn Bhd. is ultimately controlled by its respective board of directors. We have disclosed such on the cover page, page 38 and in the principal shareholder table on page 89 of Amendment No.2.

Prospectus Summary

Overview, page 1

3. Please revise your last paragraph in this section to also indicate the net profit for the periods ended December 31, 2021, in RM, and December 31, 2022, in RM and USD.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 1, 40, and 61 of Amendment No.2.

Risk Factors

Risks Relating to this Offering and the Trading Market

After the completion of this offering, share ownership will remain concentrated in the hands of our largest shareholder..., page 18

4. Please revise to identify your largest shareholder.

Response: In response to the Staff’s comment, we have revised our disclosure on page 18 of Amendment No.2 to identify our largest shareholder.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

5. Please ensure your tabular and narrative disclosure within your MD&A is consistent with your financial statements. For example purposes only and not an exhaustive list, your narrative discussion of construction cost on page 40 and your narrative and tabular disclosure of net cash provided by/(used in) operating activities on page 47 are not consistent with your financial statements.

Response: In response to the Staff’s comment, we have revised our disclosure under the MD&A section to make sure the tabular and narrative disclosure within the MD&A section is consistent with our financial statements.

Principal Shareholders, page 84

6. We note you have removed the shares and percentage holdings for Thien Chiet Chai. Revise the beneficial ownership table to reflect Thien Chiet Chai’s beneficial ownership in the table.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have disclosed in note (3) to the principal shareholder table that Thien Chiet Chai does not hold a controlling interest in Reservoir Link Energy Bhd. or Reservoir Link Holdings Sdn Bhd., and therefore, is not considered as holding any equity interests in Founder Group Limited.

Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss), page F-6

7. We note your response to our prior comment 20 and your revisions to your Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss). Specifically, we note you now present line items for revenue from contract, revenue from trading, cost of sales from contract, and costs of sales from trading. The nature of your revenue is not clear from the descriptions on your Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss). Please revise for clarity and/or consistency with your descriptions in your note 15, or advise.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our Consolidated Statements of Profit or Loss and Other Comprehensive Income on pages 42 and F-6 of Amendment No.2 to make it consistent with our description in Note 15. We also added disclosure under Note 15 to clarify that revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects, while revenue from sales of goods involved in supply and selling of parts and accessories.

Consolidated Statements of Cash Flow, page F-8

8. We note your response to prior comment 22. We continue to be unclear why you have reflected a cash inflow of RM1,704,989 from the effect of business combination under common control. In this regard, it does not appear that you received cash consideration of RM 1,704,989 related to such acquisitions nor does it appear that you have reflected a loss within your Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) related to these acquisitions that would require such adjustment on your Consolidated Statements of Cash Flows. Please advise or revise.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have removed financial statements and related notes for fiscal year 2021 from Amendment No.2.

Note 5. Acquisition of Assets and Business from Solar Bina Engineering Sdn. Bhd., page F-18

9. We note your response to prior comment 26. Please clarify for us and in your filing the nature of the RM1,020,236 consideration transferred by Founder Energy Sdn. Bhd. In exchange for assets of Solar Bina Engineering Sdn. Bhd. ("Solar Bina"). Within your revisions, please disclose if such consideration was cash or disclose the non-cash form of consideration given. In addition, please tell us the name of the parties that received such consideration.

Response: In response to the Staff’s comment, we have revised our disclosure on pages F-18 of Amendment No.2 to clarify the nature of the RM1,020,236 consideration transferred by Founder Energy Sdn. Bhd. The consideration was in cash. The RM1,020,236 consideration consists of payments for purchasing fixed assets and inventory from Solar Bina. Founder Energy Sdn. Bhd. paid RM491,525 for a variety of fixed assets and RM528,711 for the inventory. Both payments have been made by Founder Energy Sdn. Bhd. to Solar Bina in the year 2021.

Note 11. Related Parties Transaction, page F-22

10. We note your responses to our prior comments 20 and 25. In response to prior comment 20 you indicate that revenue and expense from/incurred by Solar Bina from January 1, 2021 – July 31, 2021 are reflected on a consolidated basis within the Founder Group Limited financial statements but not thereafter. You cite the reason for this presentation is despite being indirectly under common control of the company, the company does not directly control Solar Bina. With respect to your response, please address the following:

●	Please clarify for us how you determined that the registrant does not control Solar Bina. In this regard, please address that it appears that Solar Bina was acquired by Founder Energy Sdn. Bhd., on July 31, 2021 and that Founder Energy Sdn. Bhd., is 100% owned by the registrant.

●	Given your statement that the registrant has no direct control over Solar Bina, please further clarify how you determined that the July 31, 2021 Business and Asset Transfer Agreement required that pre-July 31, 2021 Solar Bina revenues and expenses be consolidated in the company financials, but not consolidated thereafter. Please cite any relevant accounting guidance.

Response:

Response: In response to the Staff’s comment, we respectfully advise the Staff that on July 31, 2021, Founder Energy Sdn. Bhd. acquired a minor segment of business, including renewable energy, mounting structure system, building structural design and installation, solar system installation services and project management business, from Solar Bina. Founder Energy Sdn. Bhd. did not acquire any equity interests in Solar Bina. Therefore, we do not believe that Founder Energy Sdn. Bhd. controls Solar Bina.

Founder Energy Sdn. Bhd. and Solar Bina were both commonly controlled by our director and chief executive officer, Mr. Lee Seng Chi, on July 31, 2021.Therefore, the acquisition of business was accounted for as business combination under common control.

Note 21. Segment Reporting, page F-27

11. We note your response to prior comment 23 and your revisions to your filing. Please further revise to add all remaining applicable segment disclosures required by IFRS 8, paragraphs 20 – 33. Additionally, within the “Results of Operations” section of MD&A please report profit or loss by segment for each year, including the specific expenses included in reported segment profit and loss, and a related narrative discussion of year-over-year variances in segment profit and loss.

Response: In response to the Staff’s comment, we have revised our disclosure on page 46 and under Note 21 on page F-29 of Amendment No.2.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Lee Seng Chi
Name: Lee Seng Chi
Title: Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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